Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF DIRECTORS AND PRESIDENT

The board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that (1) Mr. Wan Feng tendered his resignation as the President of the Company on 25 March 2014, and was re-designated as a Non-executive Director and was elected as the Vice Chairman of the Company with effect from 25 March 2014; (2) Ms. Liu Yingqi tendered her resignation as an Executive Director and the Vice President of the Company on and with effect from 25 March 2014; (3) Mr. Lin Dairen was appointed as the President of the Company on 25 March 2014 and his qualification as the President of the Company is subject to approval by the China Insurance Regulatory Commission (the “CIRC”).

RESIGNATION OF PRESIDENT AND RE-DESIGNATION OF DIRECTOR

Due to adjustment of work arrangements, Mr. Wan Feng tendered his resignation as the President of the Company, and was re-designated as a Non-executive Director of the Company on and with effect from 25 March 2014. Mr. Wan Feng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. At the twelfth meeting of the fourth session of the Board held on 25 March 2014, Mr. Wan Feng was elected as the Vice Chairman of the Company with effect from 25 March 2014. The Board would like to express its gratitude to Mr. Wan Feng for his contribution to the Company during his tenure of office as the President of the Company.

The biographical details of Mr. Wan Feng are set out below:

Mr. Wan Feng, male, born in 1958, became an Executive Director of the Company in June 2006. He also served as the vice president of China Life Insurance (Group) Company, a director of China Life Asset Management Company Limited and a director of China Life Pension Company Limited. He served as the Vice President of the Company from 2003 and became the President of the Company in September 2007. Mr. Wan received a Bachelor’s degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Economics from Nankai University in Tianjin. Having worked in the Jilin Branch of People’s Insurance Company of China, Hong Kong Branch of China Life, Hong Kong Branch of Taiping Life Insurance Company and Shenzhen Branch of China Life, he has accumulated over 30 years of experience in the life insurance industry. Mr. Wan, a Senior Economist, was awarded special allowance by the State Council. He is concurrently the director of the China Life Foundation, the deputy director of the China Association of Actuaries, the deputy director of the Insurance Association of China, an executive director of the Insurance Institute of China and a director of the China Insurance Guarantee Fund Committee.

Commission File Number 001-31914

Mr. Wan will enter into a service contract with the Company. Mr. Wan’s term of office shall be effective from 25 March 2014 and end on the expiry of the term of the fourth session of the Board, and he is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Wan will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Wan has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Wan does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the re-designation of Mr. Wan that needs to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there anything that needs to be brought to the attention of the shareholders of the Company.

RESIGNATION OF EXECUTIVE DIRECTOR AND VICE PRESIDENT

Due to adjustment of work arrangements, Ms. Liu Yingqi tendered her resignation as an Executive Director and the Vice President of the Company on and with effect from 25 March 2014. Ms. Liu Yingqi has confirmed that she has no disagreement with the Board and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Ms. Liu Yingqi for her contribution to the Company during her tenure of service.

APPOINTMENT OF PRESIDENT

As approved at the twelfth meeting of the fourth session of the Board held on 25 March 2014, Mr. Lin Dairen was appointed as the President of the Company. Mr. Lin Dairen’s qualification as the President of the Company is subject to approval by the CIRC.

Commission File Number 001-31914

The biographical details of Mr. Lin Dairen are set out below:

Mr. Lin Dairen, male, born in 1958, became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003. He also served as an executive director and the president of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin has worked in the life insurance industry for over 30 years and has accumulated extensive experience in operation and management. Mr. Lin, a Senior Economist, was awarded special allowance by the State Council. He is currently an executive director of the Insurance Institute of China, the vice chairman of the Social Security Council and an executive director of China Center for Insurance and Social Security Research of Peking University.

Mr. Lin will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Board. As an Executive Director of the Company, Mr. Lin does not receive any director’s fee from the Company but receives corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Mr. Lin. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Lin has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Lin does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Lin that needs to be disclosed pursuant to Rules 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 March 2014

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non- executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.